

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2011

Via E-mail
Mr. Justin Renz
Senior Vice President and Chief Financial Officer
Zalicus, Inc.
245 First Street, Third Floor
Cambridge, MA 02142

Re: Zalicus, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 4, 2011
File No. 000-51171

Dear Mr. Renz:

We have reviewed your September 7, 2011 response to our August 25, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended June 30, 2011
2. Significant Accounting Policies
Revenue Recognition
Collaborations, page 7

1. We acknowledge your response to our previous comment. Please revise your proposed disclosure to be included in future periodic reports to additionally address the following:
   - Explain the differences between clinical development, regulatory and commercial milestones and provide examples of the triggering events for each category;
   - Regarding the Fovea agreement:
     - Clarify that the milestones relate to each licensed product as indicated in section 5.2.2 of your agreement filed as an exhibit to your July 23, 2009 Form 8-K;
     - Separately disclose the $15 million milestone for the regulatory approval of keratoconjunctivitis sicca given its significance; and

- o Include the commercial milestones as indicated in section 5.2.3 of your Fovea agreement.
- Regarding the Novartis agreement, separately disclose any milestones that are individually significant.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant